February 8, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Wynn Anne Nguyen Parker John Cannarella Jill Davis Roger Baer

Dear Ladies and Gentlemen:

Re:	Xtra-Gold Resources Corp. Registration Statement on Form SB-2 Filed November 30, 2006 File No. 333-139037

Reference is made to the registration statement on Form SB-2 filed by Xtra-Gold Resources Corp. (“Xtra-Gold”, the “Company”, “we”, “us” or “our”) on November 30, 2006 (the “Registration Statement”), and the Staff’s comments under cover of its letter dated December 28, 2006.

Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which includes updated disclosure, including in response to the Staff’s comments. For ease of reference, we have used the same numeric sequence to correspond with the Staff’s numbered comments in its December 28, 2006 letter.

In response to the Staff’s comments, please be advised as follows:

TORONTO HEAD OFFICE

6 Kersdale Avenue Toronto ON M6M 1C8

Phone:	(416) 653-5151	E-mail:	tedmckechnie@rogers.com
Fax:	(416) 981-3055	Web Site:	www.xtragold.com

General

1.                           We are mindful of the need to make, and have made, corresponding changes in Amendment No. 1 to all affected disclosure pursuant to the Staff’s comments.

2.                           We are mindful of the need to update all information in each amendment, and have updated the information in Amendment No. 1 to the most recent practicable date. Specifically, but no limiting the foregoing, our disclosure in the relevant section of the Amendment No. 1 regarding our application to the Ghana National Petroleum Corp. for a petroleum agreement is still current and correct in that the application is still under review by the Ghanaian government authorities. As noted below in our response to Comment 4, we have provided an updated independent accountant’s consent in our Amendment No. 1.

3.                           We have revised the disclosure in Amendment No. 1 to provide that selling shareholders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices. We will provide the exact price in our last pre-effective amendment.

4.                            Amendment No. 1 provides an updated auditor’s consent.

5.                           We are mindful of the need to update the financial statements, and related disclosures, required by Item 310(g) of Regulation S-B.

Prospectus Summary, page 7

6.                           We have revised the disclosure in Amendment No. 1 to indicate the business purpose for each name change since inception. As well, we have indicated any changes in management during those times.

7.                           We have revised the disclosure in Amendment No. 1 to expand our disclosure to more clearly describe our stage of operations and the status of each aspect of our business.

Risk Factors, page 9

8. to 13.               We have revised all risk factors in connection with the comments of the Staff however we have not delineated each particular revision to each risk factor in this comment letter as we believe that it would be too confusing to do so.

We will need substantial additional financing...., page 11

14.                        Amendment No. 1 contains revisions to this risk factor which include disclosure as to the length of time we estimate to be able to continue exploration, development and operations with our current cash and liquid assets. This disclosure has also been added to the discussion under Management’s Discussion and Analysis.

Our activities are subject to environmental laws and regulation...., page 15

15.                        We have revised our disclosure in Amendment No. 1 to indicate that, at this time and for the next two months, our potential exposure to environmental liabilities is not material. Our placer gold full scale mining operation, in particular, our processing of ore, does not involve the use of toxic chemicals such as cyanide or mercury. Other potential environmental impacts include:

•	surface water pollution from storm/surface run-off
•	dust emission
•	noise and vibration effects from machinery and motor engine operations
•	potential flooding of pits from surface run offs
•	landscape degradation and visual intrusion
•	waste generation
•	oils and fuel storage facility
•	occupational health and safety

all of which are not material to the three month bulk test currently underway at our Kwabeng Project. We may be exposed to these potential environmental impacts only during any full scale mining that occurs following completion of our bulk test which has been addressed in our reclamation plan submitted to the EPA. At the time of commencement of our full scale mining, we plan to negotiate posting of a reclamation bond to quantify the reclamation costs including the foregoing potential environmental impacts. We anticipate that the dollar amount of reserves established for exposure to environmental liabilities is $500,000 to $2,000,000, however, we are currently unable to predict the ultimate cost of compliance or the extent of liability risks.

We depend on the continued services of our Vice-President,...., page 17

16.                        Amendment No. 1 has been revised to indicate that we do not carry key man insurance on any of our officers.

“Penny Stock” Rule Limitations, page 19

17.                        We have revised the heading of the risk factor regarding penny stock rule limitations to indicate that trading of our stock may be limited or more difficult to effectuate because we are a penny stock issuer.

All of our directors and officers reside outside the United States,...., page 20

18.                        We have revised the second sentence of this risk factor in accordance with the Staff’s comment.

Dividends, page 22

19.                        The reference disclosure is not presented under the risk factors rather it appears under our section for “Market for Common Stock and Dividend Policy” pursuant to Part I, Item 20 of Form SB-2 relating to Item 201 (c) of Regulation S-B. As such, we have made no revisions in this regard.

Forward-Looking Statements, page 23

20.                        We are mindful that the Private Securities Litigation Reform Act (“PSLRA”) is unavailable to us. Amendment No. 1 deletes reference under this section to “within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended” which may suggest that the PSLRA is applicable.

Management’s Discussion and Analysis...., page 24

Liquidity and Capital Resources, page 26

21.                        To the extent that there are any known trends or uncertainties that we have had or reasonably expect will have a material favourable or unfavourable impact on short-term and long-term liquidity, we have revised Amendment No. 1 to disclose same.

Liquidity, page 27

22.                        We have expanded our discussion of liquidity to identify the expected costs to implement our plan of operation.

Recent Capital Raising Transactions, page 27

23.                         We have provided under this section disclosure as to whether the sale of the shares referenced were issued in the US and, if so or not, what exemption from registration we relied upon for the issuances.

Significant Accounting Policies, page 30

24.                          We have revised this section and made the applicable disclosure.

Mineral Properties and Exploration and Development Costs, page 31

25.                        We do not allocate our property acquisition costs between proven or probable reserves and mineralization. We have amended our disclosure in this section to reflect that the costs of acquiring mineral rights are capitalized when the property holds proven or probable reserves. All other acquisitions costs are expensed.

26.                        We have revised our disclosure in this section to reflect that development costs are not expensed. We have also amended our disclosure in this section to reflect that only exploration costs are expensed.

Business of Our Company, page 35

Business Development, page 35

27.                        Please note that the agreement relating to the sale of our 5% participating interest in the oil and gas property was filed in the Registration Statement as Exhibit No. 10.29, however the Exhibit list had indicated that it was “to be filed” as Exhibit No. 10.30. We have provided the name of the purchaser in Amendment No. 1.

Our Business in the Gold Industry, page 36

28.                        We have abbreviated our disclosure in the relevant sections regarding all aspects of the gold mining industry to focus on those areas that only currently apply to us. We have further amended our disclosure to discuss any other aspects of our operations that may apply to us if we ever go beyond the development stage and have highlighted that this may never happen.

29.                        We have revised the disclosure in Amendment No. 1 to remove all third party statements and have, if applicable, adopted same as our own.

Floating Gold Ore Washing and Processing Plant, page 40

30.                        We have provided under this section disclosure as to the current status of the installation of the screen deck and water supply pump with respect to the floating gold ore washing and processing plant both of which have been installed and are fully operational.

Management, page 65

31.                        We have reviewed the disclosure under this section and find that there was a gap for disclosure of employment for the officers and directors within the past five years for Mr. McKechnie between May 2004 and August 2005, and for Ms. Mori between June 2005 to August 2005 which is now provided in Amendment No. 1. There are many overlapping prior employment positions and other current employment positions for the officers and directors, which is disclosed as clearly as possible in a backward chronological order.

32.                        Enclosed herewith please find a copy of the settlement agreement and order Mr. Longshore entered into with the Ontario Securities Commission.

33.                        Amendment No. 1 deletes all reference to Messrs. Clement and Abudulai having “expertise” or being experts. Accordingly, additional disclosure or exhibits have not been made.

Corporate Governance Matters, page 68

34.                        We are mindful of the recently adopted rules and the matters noted in the Staff’s comment. Amendment No. 1 has been revised to update and revise the information in this section, and under executive compensation, in this regard.

Certain Relationships and Related Transactions, page 75

35.                        Amendment No. 1 provides disclosure under this section that all transactions described were approved by the board of directors, and provide terms that are at least favorable to us as could have been obtained from unaffiliated third parties.

36.                        Amendment No. 1 provides the disclosure as to the purpose and trigger for the cancellation of the 47,000,000 shares.

Principal Stockholders, page 77

37.                        Amendment No. 1 provides under this section disclosure as to the changes in the percentage ownership held by principal shareholders since inception.

Selling Security Holders, page 79

38.                        Amendment No. 1 provides disclosure as to the names of the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by our selling shareholders that are entities. Please note that we have removed a number of selling shareholders from the registration statement as a result of their having held their shares for more than two years, and the share are eligible for resell under 144(k) of the Act.

39.                        We are mindful of Item 507 of Regulation S-B and have already provided disclosure in the footnotes as to any material relationship between our company and any of the selling shareholders.

Plan of Distribution, page 94

40.                        We are mindful of the information contained in Corporation Finance Telephone Interpretation A.65 in regards to short sales and have expanded our disclosure in this regard under this section.

Item 28. Undertakings

41.                        Amendment No. 1 provides the undertaking set forth in Item 512(g)(2) of Regulation S-B.

Consolidated Financial Statements, page F-2

42.                        The Company is characterized as “A Development Stage Company” pursuant to “The Guidelines for Identifying a Development Stage Enterprise” in SFAS No. 7. Paragraph 8 states that “an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business”. As well, quoting from Paragraph 9, “A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources”. During the fiscal periods presented, most of the Company’s efforts were directed towards these activities.

Consolidated Financial Statements, page F-25

Consolidated Statements of Operations, page F-28

43.                        Foreign exchange gain should have been a component of other items and is now grouped accordingly.

Consolidated Statements of Cash Flow, page F-29

44.                        The line item “Mineral property acquired on purchase of subsidiaries” has been re-characterized as “Write-off of mineral property” to more clearly describe its nature.

45.                        We have revised our statement of stockholders’ equity to include all required disclosures from inception.

Significant Accounting Policies, page F-33

Foreign Exchange, page F-36

46.                        We concluded that our functional currency is in the U.S. dollar as all financing, whether debt or equity, is raised in U.S. dollars and funding of our main operations in Ghana is done through the transfer of U.S. dollars to our Ghanaian subsidiaries. The functional currency of the Company’s subsidiaries is as follows:

(a)

Xtra Energy Corp. (incorporated in Florida, U.S.A.). During the periods presented, this company was inactive and had no transactions. It is expected that all future transactions will be denominated in U.S. Dollars.

(b)

Xtra Oil and Gas (Ghana) Limited (incorporated in Ghana, West Africa). During the periods presented, the only transaction has been a US$7,500 processing fee paid to Ghana’s Minister of Energy. The functional currency is the U.S. Dollar.

(c)

Xtra-Gold Exploration Limited (incorporated in Ghana, West Africa). This company is a device for holding the Company’s prospecting licences in Ghana. All funding is provided by the parent company (Xtra-Gold Resources Corp.) in U.S. dollars. Significant expenditures for exploration programs are contracted for and paid in U.S. dollars. Therefore, the functional currency is the U.S. dollar.

(d)

Xtra-Gold Mining Limited (incorporated in Ghana, West Africa). This company is a device for holding the Company’s mining leases in Ghana. All funding is provided by the parent company (Xtra-Gold Resources Corp.) in U.S. dollars. Significant expenditures for development will be contracted for and paid in U.S. dollars. Therefore, the functional currency is the U.S. dollar.

(e)

Xtra Oil & Gas Ltd. (incorporated in Alberta, Canada). This company is a device for holding the Company’s future, if any, oil and gas interests in Canada. All funding is provided by Xtra-Gold Resources Corp. Therefore, the functional currency is the U.S.dollar.

The Company’s trading securities are directly held by Xtra-Gold Resources Corp. The trading securities are denominated in Canadian dollars.

Note 4. Acquisitions, page F-38

47.                        We reviewed paragraph 22 and 23 of SFAS 141 extensively when accounting for the cost of acquiring XG Mining. We do not believe that the quoted market price of the stock is the fair value of the equity securities for the following reasons:

-	Our shares are traded in very limited volumes on the “Pink Sheets,” which is considered an insiders market and not recognized by many investors.
-	Total shares traded for the two fiscal years ended December 31, 2005 were less than the total number of shares issued on acquisition of XG Mining.
-	The quoted market price of shares on this market can fluctuate significantly with a small trade

Paragraph 23 of SFAS 141 states “If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult.” We further quote Paragraph 6 of SFAS 141 that states “measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

In this instance, an independent geological study on the Company’s reserves was conducted, which included estimated cash flows from total production. XG Mining’s only significant assets are its mineral claims. We therefore believe that the detailed study conducted on XG Mining’s net assets is a more reliable measurement that the fair value of the securities issued.

48.                        We have revised our disclosure in Note 4 to include the primary reasons for the acquisition and have included a description of factors which contributed to the purchase price that resulted in the assigned valuation of the mineral property.

49.                        No value was ascribed to these assets as it was not deemed feasible or economical to incur the costs necessary for a proper valuation. The acquisition of XG Mining was based solely on the estimated gold reserves proven to be present on XG Mining’s mining concessions pursuant to the feasibility study prepared in 1994, which was updated in March 2006 by an independent geologist.

50.                        On acquisition of XG Mining, there was no non-controlling interest recognized as XG Mining had a shareholder deficiency at the time of acquisition. Furthermore, the acquisition was accounted for as a purchase of assets because XG Mining did not constitute a business, and therefore no recognition of non-controlling interest was provided.

51.                        The asset retirement obligation was recognized subsequent to the acquisition of XG Mining when a reasonable estimate of the fair value of the obligations relating to the Kwabeng and Pameng mining leases could be made by an independent geologist contracted by the Company. No asset retirement obligations have been recorded relating to the Apapam, Banso, Muoso and Edum Banso prospecting licences as the exploration work done on these projects up until the end of the periods presented was not of a nature that would incur any significant asset retirement obligations.

Note 5. Investments, page F-39

52.                        For the periods presented, there were no “gross gains and gross losses included in earnings from transfers of securities from the available-for-sale category into the trading category”.

Note 12. Capital Stock, page F-41

53.                        Warrants issued in tandem with private placements are not valued separately. As the Company’s shares have a par value of $0.001, substantially all of the proceeds received from private placements are already classified as “Additional Paid-In Capital”, which is where any portion of the proceeds attributed to warrants would have been classified.

These warrants are not derivatives because they do not possess the required characteristic denoted in paragraph 6(c) of SFAS 133:

“Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

The only method by which these warrants may be settled is by physical settlement. The buyer delivers the full stated amount of cash to the Company, and the Company delivers the full stated number of shares to the buyer.

Signatures

54.                        We have revised the signature page of Amendment No. 1 to clarify that Mr. McKechnie, Principal Financial Officer, is the Principal “Accounting” Officer for our Company.

Engineering Comments

General

55.                        We have forwarded to your engineer, Roger Baer, as supplemental information to this correspondence, information on a CD-Rom that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section (c) of Industry Guide 7. This information includes: (1) Feasibility Study dated September 1991, (2) the Environmental Impact Study submitted to the EPA on October 2, 2006, and (3) the Evaluation Report dated March 7, 2006. The Staff engineer may contact Kofi Agyemang, consultant to XG Mining, at 011 233 21 519 105, with any comments or questions.

56.                        We will use the term “mineralized material” in our Amendment No. 1 if our estimates can qualify as a mineralized body.

57.                        We have substantially revised our disclosure and rewritten sections, as needed, to eliminate extraneous detail and have summarized the information, as requested.

58.                        We have inserted a small-scale map into our Amendment No. 1 showing the location and access to our concessions (properties). We have revised our disclosure to briefly describe the access to our concessions.

59.                        We have expanded our disclosure as to who will manage and how we will staff our gold mining effort. We have also amended our disclosure to provide more information as to why the preceding mining effort failed and how we expect to address these past failings.

The Company acknowledges that:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned or our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd. NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Yours very truly,

XTRA-GOLD RESOURCES CORP.

/s/	William Edward McKechnie
William Edward McKechnie
Enclosures	Chief Executive Officer

cc:	Roxanne K. Beilly